APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Flying Leap Vineyards, Inc.

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Flying Leap Vineyards, Inc.

We have reviewed the accompanying financial statements of Flying Leap Vineyards, Inc. (the company), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Flying Leap Vineyards, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
October 16, 2023


Flying Leap Vineyards, Inc.

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021


	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 478,448	$ 363,583
Receivables	1.g	12,080	113,949
Inventories	2	1,535,871	1,082,842
Total Current Assets		2,026,399	1,560,374
Noncurrent Assets			
Property, plant, and equipment, net	3	4,040,271	3,919,168
Goodwill, net of impairment	4	23,868	36,946
Security deposits		13,788	13,788
Total Noncurrent Assets		4,077,927	3,969,902
Total Assets		6,104,326	5,530,276
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	5	67,870	130,070
Line-of-credit, current	6	33,525	265,208
Note payable, current	7	206,892	286,657
Deferred revenue	1.m	119,130	26,963
Total Current Liabilities		427,417	708,898
Noncurrent Liabilities			
Notes payable, noncurrent	7	4,615,990	3,890,040
Total Noncurrent Liabilities		4,615,990	3,890,040
Total Liabilities		5,043,407	4,598,938
Stockholders' Equity	8		
Common stock, authorized 2,164 shares; 1,897 and 1,982 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively; $0.01 par value per share		19	20
Additional paid-in capital		3,615,879	3,472,580
Accumulated Deficit		(2,554,979)	(2,541,262)
Total Stockholders' Equity		1,060,919	931,338
Total Liabilities & Stockholders' Equity		$ 6,104,326	$ 5,530,276

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Flying Leap Vineyards, Inc.

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note	2022	2021
Revenues	9	$ 2,263,613	$ 2,038,318
Cost of Revenues	1.n	288,890	690,504
Gross Profit (Loss)		1,974,723	1,347,814
Operating Expenses			
Salaries, benefits and payroll taxes		924,159	912,202
Rent		158,418	147,655
Other operating expense		96,251	84,445
Repairs and maintenance	1.p	56,963	51,147
Taxes other than income taxes		56,809	131,435
Legal and other professional fees and services		54,946	17,609
Insurance expense		31,615	16,614
Communications and information technology		29,290	33,401
Advertising and promotion	1.o	23,680	58,261
Training		14,242	14,415
Utilities		8,075	18,547
Office supplies		6,072	10,498
Memberships and licenses		2,441	3,163
Travel		1,913	8,921
Meals and entertainment		1,395	3,621
Automobile		1,188	7,242
Depreciation	3	330,776	312,424
Impairment	4	13,078	4,105
Total Operating Expenses		1,811,311	1,835,705
Operating Income (Loss)		163,412	(487,891)
Other Expense			
Interest expense		(177,129)	(164,884)
Net Income (Loss)		$ (13,717)	$ (652,775)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Flying Leap Vineyards, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2022 and 2021

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Amount		Paid-In Capital	Deficit	Equity
Balance at January 1, 2021	$	20	$ 3,328,580	$ (1,888,487)	$ 1,440,113
Net income (loss)		-	-	(652,775)	(652,775)
Paid in capital		-	144,000	-	144,000
Balance at December 31, 2021		20	3,472,580	(2,541,262)	931,338
Net income (loss)		-	-	(13,717)	(13,717)
Paid in capital		-	143,298	-	143,298
Share adjustment		(1)	1	-	-
Balance at December 31, 2022	$	19	$ 3,615,879	$ (2,554,979)	$ 1,060,919

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Flying Leap Vineyards, Inc.
Cash Flow Statement (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (13,717)	$ (652,775)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Depreciation and amortization	330,776	312,424
Impairment of goodwill	13,078	4,105
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	343,854	316,529
Operating Activities		
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	101,869	(95,813)
Inventories	(453,029)	138,593
Other assets	-	(69,421)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(62,200)	103,455
Deferred revenue	92,167	59,360
Net Cash Provided by (Used in) Operating Activities	8,944	(200,072)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(449,602)	(578,374)
Cash Flows from Financing Activities		
Net proceeds from (repayments of) short-term borrowings	(231,684)	(84,792)
Proceeds from issuance of debt	802,226	3,656,959
Payments for debt issuance costs	(134,594)	-
Repayment of debt	(23,723)	(2,807,203)
Paid in capital	143,298	144,000
Net Cash Provided by (Used in) Financing Activities	555,523	908,964
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	114,865	130,518
Cash, cash equivalents, and restricted cash at beginning of year	363,583	233,065
Cash, Cash Equivalents, and Restricted Cash at End of Year	478,448	363,583
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	$ 478,448	$ 363,583

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Flying Leap Vineyards, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Flying Leap Vineyards, Inc. (the Company) is among the most unique wine and spirits companies in the United States today. Headquartered in Tucson, Arizona, the Company has wine production facilities located in Elgin, Arizona and Mendoza, Argentina, and a world-class distillery co-located adjacent to the winery. The company's wines are cellared in Elgin and Mendoza. Founded by three former Air Force pilots in 2010, Flying Leap today comprises a team of 18 people who operate as a unified team with a determined and passionate goal to provide customers with the finest in ultra-premium, craft-made wines and distilled spirits.

Primarily a vertically-integrated wine and spirits production company, Flying Leap also generates revenue by way of grape sales to other wineries, consulting services and production and sale of barbecue products by way of its Arizona Rub brand. Flying Leap's principal market is the state of Arizona. The Company sells its wines and spirits through a network of five tasting rooms located in Arizona and by way of two statewide distribution programs.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Flying Leap Vineyards, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Receivables

The Company provides an allowance for losses on trade receivables based on a review of the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management's assessment of the collectability of existing specific accounts. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2022

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Flying Leap Vineyards, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

and 2021 the allowance for doubtful accounts was $0 and $0, respectively.

h. Inventories

All inventories are valued at the lower of cost and net realizable wholesale value. All inventories are valued at the lower of cost and net realizable wholesale value. Because wines and spirits are made and then cellared over many years before they are sold, the cost of finished goods for wines and spirits is determined by collecting and tracking all costs associated with their production into a unique work-in-progress account. Finished goods are allocated cost from the respective work-in-progress account based on the volume bottled. The first-in, first-out method is used to determine the cost of other inventories (non-alcohol). The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. Reserves for slow-moving and obsolete inventory at December 31, 2022 and 2021 were $0.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

10

Buildings	39.5 years
Vehicles	5 years
Machinery and equipment	10-15 years
Furniture and fixtures	3 years

j. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The company considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

k. Goodwill

Goodwill is the excess of purchase price over fair value of identifiable net assets acquired. Goodwill is reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may be impaired. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount that the carrying amount of the goodwill exceeds the fair value.

l. Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

m. Revenue recognition

The Company generates revenue from its sale of finished goods and records revenue in accordance with *ASC Topic 606*, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Flying Leap generates revenue primarily from wine and spirits sales, fruit sales and providing consulting services. Wine sales are generated from retail and distribution programs. For the former, revenue is realized at the point of sale or by way of club subscription. For club sales, sales revenue is recognized when the wines are picked up or shipped. Distribution sales come from two programs: self-distribution and portfolio distribution. In the former, sales revenue is generated when products are delivered and received by resellers. For the latter, sales revenue is realized on NET30 terms from the date the products are delivered to the distributors warehouse. For fruit sales, revenue is recognized from receipt of hold fees, deposits and delivery of fruit on NET30 terms. For consulting services, revenue is recognized from receipt of deposits and on NET30 terms after the services have been performed.

n. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, manufacturing labor and overhead, inbound freight charges, depreciation expense related to manufacturing facilities and warehousing costs, which include rent, labor and overhead costs.

o. Advertising expenses

Advertising and promotional costs are expensed as incurred.

p. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

q. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Inventories

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Inventories consists of the following:

	2022	2021
Finished goods inventory	$ 1,197,264	$ 730,629
Raw materials inventory	172,763	182,114
Work in process inventory	-	2,918
Rub and merchandise	165,844	167,181
Total	$ 1,535,871	$ 1,082,842

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2022	2021
Buildings and improvements	$ 2,197,203	$ 1,940,576
Machinery and equipment	1,906,637	1,713,661
Land	761,624	761,624
Leasehold improvements	168,900	168,900
Vehicles	104,819	104,819
Other depreciable and amortizable assets	9,613	9,613
Furniture and fixtures	3,362	3,362
Total Cost	5,152,158	4,702,555
Total Accumulated Depreciation	(1,111,887)	(783,387)
Property, plant and equipment, net	$ 4,040,271	$ 3,919,168

Depreciation expense for the years ended December 31, 2022 and 2021 was $330,776 and $312,424, respectively.

4. Business acquisitions and goodwill

Flying Leap purchased Arizona Rub in 2015, a product that had a highly-recognized brand, strong regional following and collection of proprietary recipes. At the time of purchase, goodwill was recognized in the amount of $61,576. Management's assessment has indicated that there has been a perceived diminution

13

Flying Leap Vineyards, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

of the brand after it was purchased and accordingly the carrying value of goodwill is net of accumulated impairment charges of $37,708 as of December 31, 2022. Impairment expense for the years ended December 31, 2022 and 2021 was $13,078 and $4,105, respectively.

Amortization expense for the years ended December 31, 2022 and 2021 was $13,078 and $4,105, respectively.

5. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2022	2021
Accrued expenses	$ 37,532	$ 20,718
Sales and excise tax payable	30,338	109,352
Total accounts payable and accrued expenses	$ 67,870	$ 130,070

6. Bank line of credit

The Company has a $350,000 credit facility which bears interest at 7.25% for any outstanding operating indebtedness and is renewed annually. The line of credit must remain at $0 balance for 30 consecutive days in each 12-month period. The Company's working capital account is swept nightly to or from the line of credit. The line of credit is 100%-secured by $350,000 of the company's cash which is deposited into a money market and encumbered by a bank hold.

7. Notes payable

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. As of December 31, 2022, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2022.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

b. Accounts by period and repayment schedule

Long-term debt consists of the following:

	2022	2021
Commercial Loan payable, interest at 4.19% per annum, repayable in monthly payments totaling $315,833 annually including interest, secured by assets of the Company	$ 3,944,005	$ 3,631,816
EIDL Loan payable, interest at 3.25% per annum, repayable in monthly payments totaling $29,244 annually including interest, secured by assets of the Company	500,000	497,463
EIDL Loan payable, interest at 3.25% per annum, repayable in monthly payments totaling $30,120 annually including interest, secured by assets of the Company	487,500	-
Vehicle Loan payable, interest at 1.9% per annum, repayable in monthly payments totaling $8,820 including interest, secured by 2017 Ford Transit Van	961	9,558
Vehicle Loan payable, interest at 7.99% per annum, repayable in monthly payments totaling $7,448 annually including interest, secured by 2018 Ford Transit Connect	6,592	12,717
Vehicle Loan payable, interest at 2.90% per annum, repayable in monthly payments totaling $6,923 annually including interest, secured by 2021 Ford Transit Connect	18,418	25,143
Total debt	4,957,476	4,176,697
Less: Debt issuance costs	(134,594)	-
Less: current portion	(206,892)	(286,657)
Long-term portion of debt	$ 4,615,990	$ 3,890,040

Principal repayments on long-term debt over the next five years are as follows:

15

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

2023	$	206,892
2024		214,392
2025		236,892
2026		236,892
2027		236,892
Subsequent		3,825,516
Total	$	4,957,476

8. Stockholder's equity

Share capital consists of 2,164 common shares authorized at $0.01 par value. There were 1,997 shares issued and outstanding as of December 31, 2021. There are 1,897 shares issued and outstanding as of December 31, 2022.

9. Revenue

Revenues consist of the following:

	2022	2021
Sales of wines and spirits	$ 1,935,620	$ 1,850,919
Service sales	274,607	31,276
Merchandise and AZ Rub sales	53,386	156,123
Total Revenues	$ 2,263,613	$ 2,038,318

10. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. Subsequent events

Management evaluated all activity of the Company through October 16, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Flying Leap Vineyards, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.